Mail Stop 4561

November 8, 2007

Mr. James P. Doyle
Chief Financial Officer
McIntosh Bancshares, Inc.
210 South Oak Street
Jackson, Georgia 30233

      RE: **McIntosh Bancshares, Inc.**
                Form 10-KSB for the Fiscal Year Ended December 31, 2006
                Filed March 29, 2007
                File No. 0-49766

Dear Mr. Doyle:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Mr. James P. Doyle
McIntosh Bancshares, Inc.
November 8, 2007
Page 2 of 4
<u>McIntosh Bancshares, Inc.</u>
<u>Form 10-KSB for the Fiscal Year Ended December 31, 2006</u>
<u>Exhibit 99.1</u>

<u>Consolidated Statements of Comprehensive Income, page 4</u>

1.   It appears you have included the SFAS 158 transition adjustment required by paragraph 16(a) of SFAS 158 in Other Comprehensive Loss and Accumulated Other Comprehensive Income (Loss). Please revise your future flings to present the transition adjustment solely in Accumulated Other Comprehensive Income (Loss), consistent with paragraph A7 of SFAS 158.

<u>Note 1- Summary of Significant Accounting Policies</u>

<u>Investment Securities, page 8</u>

2.   We note your disclosure that premiums on non-callable and callable investment securities are amortized to interest income on a straight-line method. We also note that discounts on callable investment securities are accreted to income on a straight-line method. SFAS 91 requires premiums and discounts arising at acquisition of investment securities to be recognized as an adjustment of yield. Please provide us with the following additional information:

- tell us how your policies comply with the applicable accounting guidance; and
- if you determined <u>that use of the straight-line method approximates the level yield method, separately quantify the difference between the methods for each period presented.</u>

3.   We note your disclosure that premiums and discounts on mortgage-backed securities are amortized and accreted, respectively, to interest income using a method which approximates the level yield. Please describe for us the method you are using and quantify the difference between the methods for each period presented.

<u>Loans, page 8</u>

4.   We note your disclosure that loan origination fees and direct origination costs are recognized at the time the loan is recorded on the books. SFAS 91 requires these fees/costs to be deferred and recognized over the life of the loan as an adjustment of yield. Please provide us with the following additional information:

- tell us how your policy complies with the applicable accounting guidance; and
- quantify loan origination fees and direct costs recognized at the time the loan was recorded during each period presented.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Chris Harley, Staff Accountant, at (202) 551-3695 or me at (202) 551-3474 if you have questions.

Sincerely,

Sharon Blume
Reviewing Accountant